Invisa, Inc.
PO Box 49376
Sarasota, FL 34230
(941) 870-3950 – Office (941) 870-3945 - Facsimile

July 5, 2011

Via EDGAR

Ms. Julie Sherman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Ms Sherman:

Re:	Invisa, inc. (the “Company”)
Form 10-K
Filed March 14, 2011
File No. 000-50081
I am Chief Executive Officer of the Company and provide this letter on behalf of the Company. Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Form 10-K:

Form 10-K for the Year ended December 31, 2010

Item 7 –  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Item 9a – Controls and Procedures, page 12

Evaluation of Disclosure Controls and Procedures, page 12

Management’s Annual Report on Internal Control Over Financial Reporting, page 12

1.      Please refer to our prior comment 1.  We will continue our review of your response upon filing of the referenced amendment.

ANSWER:    The framework used to evaluate internal control is as discussed below. The filing has been amended to include this disclosure.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, and on those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Financial Statements, page F-1

Statements of Cash Flows, page F-5

2.
Please refer to our prior comment 2.  We see your response indicates the previously referenced line item represents the fair value of the services contributed to the Company by its officer.  As such, the amount represents an actual expense incurred so please revise the title in future filings, including any amendments, to remove the “pro forma” label.

ANSWER:     This compensation has been renamed to remove the words pro forma in the amended filing.

Notes to Financial Statements, page F-7

Note H. Gain on Settlement of Debt, page F-12

3.	Please refer to our prior comment 6. Please tell us if you have obtained a legal opinion to support your elimination of the referenced liabilities.

ANSWER:                            We have included a legal opinion related to the write-off.

Acknowledgements

4.	We make the following acknowledgements:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Yours truly,

Invisa, inc.
/s/ Edmund C. King
Edmund C. King
Chief Executive Officer